Sichenzia Ross Friedman Ference LLP

61 Broadway   New York NY 10006
Tel 212 930 9700 Fax 212 930 9725   www.srff.com

June 28, 2007

Janice McGuirk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Tradings.Net, Inc.
          Offering Statement on Form 1-A
          Filed May 3, 2007
          File No. 24-10180

Dear Ms. McGuirk:

This firm represents Tradings.Net, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's amended Offering Statement on Form 1-A. Below please find our responses to your June 13, 2007 comment letter:

Part I. — Notification

Item 4. Jurisdiction in Which Securities are to be Offered

1.   We note your disclosure that the securities will be offered in New York and New Jersey. In the "Plan of Distribution" section of the Offering Circular, please insure that this disclosure is included for the sake of consistency.

      Response

      The "Plan of Distribution" section of the Offering Circular has been revised to disclose that the securities will be offered in New York and New Jersey.

2.   Please disclose if you have registered these securities with the states listed.

      Response

      We have revised Item 4 to note that these securities have not been registered with the states listed.

Part III. Offering Circular

General

3. Please substantially revise Part II of your Offering Circular to adhere to the format selected, Model A or Model B of the Form 1-A. Please include the numbers and all item titles as specified in the format, as set forth in the Form 1-A, General Instruction. We may have further comments upon review of the revised material.

    #### Response

    We have revised Part II of the Offering Circular to adhere to the format of Model B selected for the Form 1-A

Risk Factors

"Our Success Is Contingent on Our Ability to Anticipate Trends...", page 3

4. We note that statement, "While we have fared well in recent years in a difficult retail environment..." Please be specific as to the factors considered which made it a "difficult" retail environment.

    #### Response

    We have revised this risk factor to discuss the factors considered when stating that it is has been difficult retail environment for the Company.

"We are Subject to Risks Related to Extending Credit.." page 3

5. If the company presently has a material amount of commitments with one or more customers, please identify the customers and disclose the dollar amount of the commitment(s) and if applicable, any material terms associated with the agreement(s).

    #### Response

    While the Company does not currently have a material amount of commitments with one or more customers, from time-to-time the Company does extend credit to its customers which could pose a risk.

"Our Failure to Sell All of the Shares Offered...", page 5

6. The initial sentence under this heading appears to be incomplete. Please revise as appropriate.

<u>Response</u>

We have revised the initial sentence to appropriately complete it.

<u>"There is Currently No Public Market...", page 5</u>

7.   Please explain "... since the Pinksheets is a dealer system..."

<u>Response</u>

We have revised the risk factor to remove references to the Pinksheets as a "dealer system."

<u>Use of Proceeds, page 6</u>

8.   Please revise to show the offering expenses broken down by type of expense, and deducted from the gross proceeds received.

<u>Response</u>

We have revised the "Use of Proceeds" section to show the offering expenses broken down by type of expense, and the net proceeds after deducting such expenses.

9.   Since this is a "best efforts" offering with no minimum, please revise your table to provide various potential scenarios of funds that might be received from this offering, by adding columns for: less than 10%, 10%, 25%, 50%, and 75% in addition to possibly receiving 100%.

<u>Response</u>

We have revised the table to provide various potential scenarios of funds that might be received from this offering, by adding columns for: 0%, 5%, 10%, 25%, 50%, and 75% in addition to possibly receiving 100%.

10.   We note the statement, "[W]e reserve the right to vary the uses of the net proceeds set forth in the table below according to the actual amount raised and the timing thereof." Please specify what factors may determine if the use of proceeds is changed and also, please disclose in detail what uses might be changed accordingly.

<u>Response</u>

We have revised the Offering Circular to disclose what factors may require that we adjust the use of proceeds.

Management's Discussion and Analysis, page 7

11.   Please expand this section to explain the reasons that both receivables and inventories appear to have increased at a rate faster than sales. Any changes in credit terms, collection efforts, credit utilization, unit costs, inventory management, or other factors should be explained.

Response

We have revised the Offering Circular to expand the "Management's Discussion and Analysis" section to explain the reasons that both receivables and inventories appear to have increased at a rate faster than sales.

12.   Please expand your discussion of liquidity and capital resources to address the company's negative cash flow from operations for the past year and the $300,000 note that is due August 15, 2007.

Response

We have revised the Offering Circular to expand the discussion of liquidity and capital resources.

Liquidity and Capital Resources, page 8

13.   We note that the company's founding shareholders and related parties provided the capital for the company's development. Please expand the discussion to identify the founding shareholders and related parties referred to, in addition to providing some detail with respect to the funding provided.

Response

We have revised the Offering Circular to expand the discussion to identify the founding shareholders and related parties referred to, in addition to providing some detail with respect to the funding provided.

14.   We further note that the company borrowed $300,000 in short-term loans in 2006. Please disclose the principal terms associated with this indebtedness.

Response

We have revised the Offering Circular to disclose the principal terms associated with the $300,000 of indebtedness.

15.   In the second paragraph, you state, "[W]e need to continue to raise finds through various financings to maintain operations until such time as cash generated by operations is

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sufficient to meet its operational and capital requirements," Please disclose the company's possible future funding source(s).

Response

We have revised the Offering Circular to discuss the Company's possible future funding source.

16.   Also, please address in adequate detail the company's plans in the event it cannot obtain the funding it needs.

Response

We have revised the Offering Circular to discuss the Company's plans in the event it cannot obtain the funding it needs.

Business

Organization History, page 10

17.   Briefly explain why the company's Articles were amended in 2000, after incorporating in 1999.

Response

We have revised the Offering Circular to briefly explain why the company's Articles were amended in 2000, after incorporating in 1999

Overview of Business, page 10

18.   We note the opening statement here and also in the Summary on page 1 that the company is "engaged in the design, production, importation and distribution of footwear". (emphasis added) Inasmuch as the company does not own or operate the manufacturing facilities as noted later in the discussion on page 11, it would appear that this should be clarified at the onset. Please revise accordingly.

Response

We have revised the Offering Circular to clarify that our inventory is manufactured by independently owned manufacturers.

Product Sourcing and Distribution, page 11

19.   Please identify the four manufacturers that you refer to and disclose the existence, if any, of any agreement between those parties and the company.

<u>Response</u>

We have revised the Offering Circular to the four manufacturers, but as disclosed there are no agreements between these manufacturers and the Company.

20.   Please expand the last paragraph to disclose the monthly costs associated with the storage and handling charges at the three warehouses. Any material contracts should be filed as exhibits to the offering statement.

<u>Response</u>

We have revised the Offering Circular to expand the last paragraph to disclose the monthly costs associated with the storage and handling charges at the three warehouses

Intellectual Property, page 11

21.   Please disclose the terms associated with the company's rights to use the domain names as identified under this heading.

<u>Response</u>

We have revised the Offering Circular to clarify that the Company directly registered the various domain names, as opposed to just having the rights to the domain names.

Facilities, page 11

22.   Please include a note to the financial statements to disclose the company's leasing arrangement and the disclosures required by paragraph 16 of SFAS 13.

<u>Response</u>

A note to the financial statements has been included to disclose the Company's leasing arrangement and the disclosures required by paragraph 16 of SFAS 13.

23.   Please file the lease agreement as an exhibit to the offering statement. Insure that the Exhibit Index is revised to reflect the filing of this.

<u>Response</u>

The lease agreement has been provided as an exhibit, as reflect in the Exhibit Index.

Certain Relationships and Related Transactions, page 13

24.   Disclose the terms associated with the borrowings from the three named individuals, including the terms of repayment and the rate of interest being charged, if any.

Response

We have revised the Offering Circular to disclose the terms associated with the borrowings from the three named individuals, including the terms of repayment and the fact that no interest is being charged in connection with such loans.

Security Ownership of Certain Beneficial Owners…", page 3

25.   The fourth column in the table should be revised to make clear that this represents the percent of the total if all of the shares are sold.

Response

The table has been revised to clarify that fourth column represents the percent of the total if all of the shares are sold.

Plan of Distribution

The Offering, page 15

26.   It is noted that the offering may be held open for 120 days and maybe extended for an additional 90 days; however, the disclosure on the cover page of the Offering Circular states that the offering could continue "…in no event later than one year…" Please revise where applicable to make the disclosure consistent.

Response

The cover page of the Offering Circular has been revised to conform with the disclosure provided in the "Plan of Distribution" section.

27.   Further, the second paragraph under "The Offering" states "We have not established a minimum amount of proceeds that we must receive in the offering before any proceeds may be accepted." This differs from that on the cover page of the Offering Circular which indicates "best efforts, no minimum". Please revise to provide consistent disclosure.

Response

The cover page of the Offering Circular has been revised to provide consistent disclosure.

28.   Expand the third paragraph to explain, "[A]ny accepted subscriptions will be made on a rolling basis." (emphasis added).

Response

The Offering Circular has been revised to explain what is meant by a "rolling basis."

29. Please name the company's officers and directors who will be selling the shares in this offering.

<u>Response</u>

The Offering Circular has been revised to disclose the names of the Company's officers and directors who will be selling the shares in this offering.

30. In the last paragraph of this section you state that you "intend to advertise and hold investment meetings". Please provide some specificity with respect to how you will advertise. What methods do you plan to use? Where will you hold meetings? Will these meetings be open to everyone interested or will you screen or select who can attend?

<u>Response</u>

The Offering Circular has been revised to clarify the Company's intended procedures with respect to the proposed offering.

Financial Statements, page 17

31. You are reminded that the financial statements and related disclosures of the issuer must be current as of a date not exceeding 6 months prior to qualification of the offering statement, as required by Part F/S of Form 1-A.

<u>Response</u>

We acknowledge that the financial statements and related disclosures of the issuer must be current as of a date not exceeding 6 months prior to qualification of the offering statement, as required by Part F/S of Form 1-A.

32. The accountants' reports listed in the Table of contents on page 17 should be included in the offering circular if the financial statements are audited for purposes of this filing. Otherwise, please delete all references to the accountants report, disclose prominently on each page of the financial statements that they are unaudited and ensure that the pages are consecutively numbered (pages F-1 and F-9 are missing).

<u>Response</u>

We have deleted all references to the accountants' reports.

33. Please provide a statement of changes in stockholders' equity for each period for which a statement of operations is presented.

<u>Response</u>

A statement of changes in stockholders' equity for each period for which a statement of operations is presented has been provided.

Balance Sheet, page F-2

34.   Please provide a note to the financial statements to disclose the nature, purpose and terms of the $197,856 in loans and exchanges at December 31, 2006.

<u>Response</u>

A note to the financial statements has been provided to disclose the nature, purpose and terms of the $197,856 in loans and exchanges at December 31, 2006.

Statement of Income and Retained Earnings, page F-3

35.   The title of the financial statement should reflect the issuer's net loss for the year ended December 31, 2006 (e.g., statement of operations and accumulated deficit). Please revise the equity section of the 2006 year end balance sheet to replace "retained earnings" with "accumulated deficit."

<u>Response</u>

The equity section of the 2006 year end balance sheet has been revised to replace "retained earnings" with "accumulated deficit."

36.   Earnings/loss per share should be disclosed on the face of the operating statements in accordance with paragraph 38 of SEAS 128. This comment also applies to the year ended December 31, 2005 on page F-11.

<u>Response</u>

The earnings/loss per share has been disclosed on the face of the operating statements in accordance with paragraph 38 of SEAS 128 for the year ended December 31, 2006 and the year ended December 31, 2005.

Note 1. Summary of Significant Accounting Policies, page F-5

37.   Please disclose the company's revenue recognition policies for each significant source of revenue, addressing each of the four criteria outlined in SAB Topic 13. Explain how the revenue recognition policies relate to each of the company's three distinct divisions. Please address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. Discuss the duration and typical terms of the company's contracts. Specify if there are typically up front fees, contingencies or other

significant terms, in conjunction with the company's sales and how they are accounted for and are reflected in the financial statements.

Response

The Company's revenue recognition policies for each significant source of revenue, addressing each of the four criteria outlined in SAB Topic 13 have been disclosed.

38. Please tell us the reasons that no allowance for doubtful accounts and notes receivable was considered to be necessary at each balance sheet date. The direct write-off method of accounting for bad debts expense is not in accordance with generally accepted accounting principles.

Response

We have been informed that management evaluates periodically the need for an allowance for doubtful accounts. Based on prior experience, management determined that an allowance was not necessary in 2005 and 2006. If it becomes probable that accounts will be uncollectible in the future an allowance will be established by the Company.

39. Please disclose the information required by paragraphs 45 to 47 of SFAS 109 regarding income taxes in a note to the financial statements.

Response

The information required by paragraphs 45 to 47 of SFAS 109 regarding income taxes has been disclosed in a note to the financial statements.

Note 2. Due from Factor, page F-6

40. Please expand Note 2 to explain the reasons that the company's factoring arrangement does not qualify as a sale, and disclose the gross amount of receivables assigned to the factor. See Example 34-5 of SFAS 140.

Response

Note 2 has been expanded to explain the reasons that the Company's factoring arrangement does not qualify as a sale, and the gross amount of receivables assigned to the factor have been disclosed.

Part III. - Exhibits

Exhibit 11. Opinion re legality

41. Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution

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and all reported judicial decisions interpreting those laws.

Response

Our legality opinion has been revised to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

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Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,



Yoel Goldfeder